1934 Act Registration No. 1-30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            ☐  Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐ )

News Release

Contact:	Janet Chen, IR Director
Siliconware Precision Industries Co., Ltd.	janet@spil.com.tw
No. 45, Jieh Show Rd.	+886-3-5795678#3675
Hsinchu Science Park, Hsinchu	Byron Chiang, Spokesperson
Taiwan, 30056	byronc@spil.com.tw
www.spil.com.tw	+886-3-5795678#3671

To clarify the reports on Deutsche Bank, Market Research on Sep 21.

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: 2015/09/21

Regarding the Market Research article published by Deutsche Bank earlier today, which contains the analysis of “The impact of potential share swap (with ChipMOS, King Yuan, and Sigurd),” as well as unconfirmed information and self-set hypothetical data, in order to avoid misleading the judgment of investors, the Company hereby makes this news release as clarification to this matter.

The Company hereby clarifies that there has yet been any share swap arrangements with ChipMOS, King Yuan, and Sigurd till this date, any such relevant information is purely a conjecture.

Please refer to the public announcements on MOPS and in conference calls for material matters about the Company. Also, it is advised that investors should take caution in news reports and sell-side analysis reports in order to protect their rights and interests.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: September 21, 2015	By:	/s/ Ms. Eva Chen

Eva Chen
Chief Financial Officer